UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)
Date: May 21, 2021	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan—May 21, 2021 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it will reschedule its annual shareholders’ meeting scheduled to be held on May 31, 2021 to a date between July 1 and August 31, 2021 in compliance with government policies on the ongoing COVID-19 pandemic. This rescheduling has no impact on the Company’s operations, with all facilities operating uninterrupted.

Pursuant to the “Measures for public companies to postpone shareholders’ meetings for pandemic prevention” (the “Measures”) announced by the Financial Supervisory Commission R.O.C. (Taiwan) on May 20, 2021, all public companies in Taiwan are required to suspend the convention of shareholders’ meetings for the period between May 24 and June 30, 2021.

In addition, the Measures require that:

•	The shareholders’ meetings of the public companies will be postponed to a date between July 1 and August 31, 2021 as set by the board of directors of such public companies.

•	Notice of the postponed shareholders’ meeting will be resent and announced.

•

There will be no change to the book closure period, submission period for shareholder proposals, proxy solicitation or electronic voting, which should follow the schedule and methods as originally announced.

Accordingly, the board of directors of the Company will set the annual shareholders’ meeting date pursuant to the Measures. The ADSs holders shall follow the book closure period, submission period for shareholder proposals, proxy solicitation or electronic voting as originally announced.